Exhibit 1.1

CONFIDENTIAL

October 12, 2015

Home Federal Savings and Loan Association

100 East Clay Street

Collinsville, IL 62234

Attention: Ron Shambaugh, President & CEO

Gentlemen:

It is our understanding that Home Federal Savings and Loan Association (the “Bank”) desires to retain the services of Raymond James & Associates, Inc. (“Raymond James”), to act as the exclusive financial advisor, marketing agent and records agent to the Bank in connection with the proposed mutual-to-stock conversion of the Bank (the “Conversion”) and the associated sale of common stock of a newly formed stock holding company (“HoldCo” and together with the Bank, the “Company”) to be formed by the Bank. Pursuant to a Plan of Conversion (the “Plan”), HoldCo will offer and sell shares of its common stock to the Bank’s eligible account holders in a subscription offering (the “Subscription Offering”) and, if requested by the Company, to members of the community or communities surrounding the Bank’s branches (a “Direct Community Offering”) and, to the extent requested by the Company, to the general public (a “Syndicated Community Offering”, and with a Subscription Offering and Direct Community Offering, collectively or individually, an “Offering”). This letter agreement (the “Agreement”) is intended to serve as our agreement to provide the services outlined herein, to the extent requested by the Company.

1.	Financial Advisory and Marketing Agent Services

As the Company’s exclusive financial advisor and marketing agent, Raymond James will assist the Company in connection with the Conversion, the Plan, the Offering and related matters as described below. In this regard, Raymond James shall, to the extent requested by the Company in each instance:

222 South Riverside Plaza – 7th Floor // Chicago, IL 60606

T 312.612.7785 // raymondjames.com

Raymond James & Associates, Inc., member New York Stock Exchange/SIPC

Home Federal Savings and Loan Association

October 12, 2015

●	Assist the Company in assessing the financial and securities market implications of the Plan;
●	Assist the Company in structuring and in communicating the terms of the Plan and Subscription Offering;
●	Assist the Company in the preparation of all documents for the Plan of Conversion, including the prospectus, stock order and certification form and all marketing materials (it being understood that the preparation and filing of any and all such documents will be the responsibility of the Company and its counsel);

●	Assist the Company in analyzing proposals from outside vendors in connection with the Plan of Conversion, as needed;
●	Assist the Company in scheduling and preparing for meetings with potential investors and other broker dealers, as necessary;
●	Establish a Stock Information Center at Raymond James’s office in Chicago, Illinois, which shall provide a toll-free hotline to assist with customer inquiries;
●	Provide such other general advice and assistance as may be reasonably requested and agreed to in writing with respect to the Plan of Conversion.

2.	Records Agent Services

In connection with the Conversion, the Company agrees that Raymond James will serve as Records Agent for the Company. As Records Agent, and as the Company may reasonably request, Raymond James will provide the following services:

●	Processing of the Bank’s customer account records for each record date required by the Plan, consolidation of customer accounts by ownership, identification of subscription priorities, calculation of member votes, household sorting of customer records and coordination with the Company’s financial printer for all required subscriber and member mailings;
●	Processing of all stock orders received in the Conversion, with daily and ad-hoc status reporting to Company management;
●	Allocation of shares to qualifying subscribers if the offering is oversubscribed; coordination with the Company’s transfer agent for stock issuance, required interest/refund check processing and 1099-INT reporting; and
●	Provide member proxy tabulation and reporting services, target group identification and reporting for solicitation efforts, proxy reminder mailings; act as, or support as needed, the Inspector of Election for the Special Meeting of Members.

Home Federal Savings and Loan Association

October 12, 2015

3.	Fees

In consideration of Raymond James’ agreement to provide the services as described in Sections 1 and 2 above, the Company agrees to compensate Raymond James as follows:

a.	Management Fee. The Company will pay to Raymond James a non-refundable cash fee of $25,000 (the “Management Fee”) due and payable upon the execution of this Agreement. The Management Fee will be credited against any Success Fee owed pursuant to Section 3(b) below.
b.	Success Fee. At the first closing of an Offering, the Company shall pay to Raymond James a cash fee of $250,000 (the “Success Fee”).
c.	Syndicated Community Offering. In the event the Company elects to pursue a Syndicated Community Offering, at the closing of such Offering, the Company shall pay to Raymond James, in addition to (and not in lieu of) the Success Fee, a commission not to exceed 6.0% of the aggregate purchase price of the shares sold in the Syndicated Community Offering. Raymond James as sole book running manager may seek to form a syndicate of registered dealers to assist in the sale of such common stock on a best efforts basis, subject to the terms and conditions set forth in a selected dealers agreement to be entered into between the Company and Raymond James. Raymond James will endeavor to distribute the common stock among dealers, if any, in a fashion that best meets the distribution objectives of the Company and the requirements of the Plan, which may result in limiting the allocation of stock to certain selected dealers. It is understood that in no event shall Raymond James be obligated to take or purchase any shares of the common stock in the Offering.
d.	Records Agent Fee. The Company shall pay Raymond James a non-refundable cash fee of $25,000 (the “Records Agent Fee”), with $5,000 due and payable upon the execution of this Agreement and $20,000 due and payable upon mailing of subscription documents.

4.	Expenses

The Company will pay all of its fees, disbursements and expenses in connection with the Offering customarily borne by issuers, including without limitation (a) costs of obtaining all securities and bank regulatory approvals, including any required Securities and Exchange Commission (“SEC”) or Financial Industry Regulatory Authority (“FINRA”) filing fees; (b) costs of printing and distributing the offering materials; (c) costs to register the shares for sale with required state securities agencies (Blue Sky filings); (d) NASDAQ listing fees or OTC Markets Group fees; (e) DTCC clearing eligibility fees; (f) fees and disbursements of the Company’s counsel, accountants and other advisors; (g) operational expenses for the Stock Information Center; and (h) Syndicated Community Offering expenses associated with the Offering. In the event Raymond James incurs any such fees and expenses on behalf of the Company, the Company will reimburse Raymond James for such fees and expenses whether or not the Offering is consummated.

Home Federal Savings and Loan Association

October 12, 2015

In addition, whether or not the proposed Offering is consummated and in addition to any fees payable to Raymond James pursuant to Section 3 above, the Company will reimburse Raymond James for all of its reasonable out-of-pocket expenses incurred in connection with, or arising out of, Raymond James’s activities under, or contemplated by, its engagement hereunder, including without limitation travel costs, meals and lodging, photocopying, data processing fees and expenses, advertising and communications expenses, which will not exceed $25,000. In addition, Raymond James will be reimbursed for the fees, not to exceed $75,000, and the reasonable out-of-pocket expenses of legal counsel. These expenses assume no unusual circumstances or delays, or a resolicitation in connection with the Offering. Raymond James and the Company acknowledge that such expense limitations may be increased by mutual consent, by an additional amount not to exceed $15,000 for fees of legal counsel and $5,000 for other out-of-pocket expenses, in the event of a material delay of the Offering requiring an update to the financial information contained within the registration statement to reflect a period later than set forth in the original filing of the offering documents, or in the event of a resolicitation of the Offering. Such limitation on expense reimbursement shall not affect the Company’s obligations to pay legal fees and other expenses under Section 4 or Addendum A attached hereto. All expense reimbursements to be made to Raymond James hereunder shall be made by the Company promptly upon submission by Raymond James to the Company of invoices therefor.

5.	Term

The initial term of this Agreement shall be for a period of twelve months from the date of this Agreement. Notwithstanding any termination or expiration of this Agreement, Sections 3, 4, 6, 7, and Addendum A, shall survive any termination or expiration of this Agreement along with any other provisions which expressly or by implication survive termination or expiration (collectively the “Surviving Provisions”).

6.	Certain Covenants, Acknowledgments and Representations and Warranties of the Company
a.	Raymond James’ obligation to perform the services contemplated by this letter shall be subject to the satisfactory completion of such investigation and inquiries relating to the Company and its directors, officers, agents and employees as Raymond James and its counsel in their sole discretion may deem appropriate under the circumstances. In this regard, the Company agrees that, at its expense, it will make available to Raymond James all information that Raymond James requests, and will allow Raymond James the opportunity to discuss with the Company’s management the financial condition, business and operations of the Company (collectively the “Information”). The Company recognizes and confirms that Raymond James, in the performance of its services hereunder: (i) may rely upon such information received from the Company and its directors, officers, employees, agents, independent accountants and counsel, without independent verification by Raymond James; and (ii) does not assume responsibility for

Home Federal Savings and Loan Association

October 12, 2015

the accuracy or completeness of such information received, whether or not Raymond James makes an independent verification thereof.

b.	The Company will cause appropriate Offering documents to be filed with all necessary regulatory or securities agencies, including the SEC, FINRA, and/or the appropriate federal and/or state bank regulatory agencies. In addition, Raymond James and the Company agree that the Company’s counsel shall serve as counsel with respect to blue sky matters in connection with the Offering. The Company shall cause such counsel to prepare a Blue Sky Memorandum related to the Offering, including Raymond James’ participation therein, and shall furnish Raymond James a copy thereof addressed to Raymond James or upon which such counsel shall state Raymond James may rely.

c.	In effecting the Offering, the Company agrees (a) to comply with applicable federal and state securities laws, rules and regulations, as well as applicable laws and regulations of other jurisdictions to which it is subject, (b) that all representations and warranties made by the Company to investors in connection with the Offering shall be deemed also to be made to Raymond James for its benefit and, (c) that it shall cause all opinions of counsel delivered by or on behalf of the Company to investors in connection with the Offering also to be addressed and delivered to Raymond James, or to cause such counsel to deliver to Raymond James a letter authorizing it to rely upon such opinions.

d.	The Company represents and warrants to Raymond James that all Information included or incorporated by reference in the Company’s prospectus, as filed with, and declared effective by, the SEC (the “Prospectus”) or otherwise made available to Raymond James by or on behalf of the Company to be communicated to possible investors in connection with the Offering will be complete and correct and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, as of (i) the date thereof and (ii) except for those statements for which written supplemental corrections or additions have been made or given to the investors participating in such closing, as of each closing of such Offering.

e.	The Company will promptly notify Raymond James of any material development affecting the Company or the occurrence of any event or other change known to the Company that could result in any of the foregoing Information or other documents containing an untrue statement of a material fact or omitting to state any material fact necessary to make the statements contained therein, in the light of the circumstances under which they were made, not misleading.

f.	The Company acknowledges and agrees that, in rendering its services hereunder, Raymond James will be using and relying on the Information (as well as information available from public sources and other sources deemed reliable by Raymond James) without independent investigation or verification thereof or independent appraisal or evaluation of the Company or its subsidiaries and affiliates, or any of their respective businesses or assets. Raymond James does not and will not assume responsibility for the accuracy or completeness of the Prospectus or any other information regarding the Company.

Home Federal Savings and Loan Association

October 12, 2015

g.	The Company represents and warrants to Raymond James that there are no brokers, representatives or other persons which have an interest in compensation due to Raymond James from any transaction contemplated herein.

h.	The Company represents, warrants and covenants to Raymond James that it will use the net proceeds from the Offering for the purposes described in the Prospectus.

7.	Indemnification

In consideration of Raymond James signing this Agreement and agreeing to perform services pursuant hereto, the Company agrees to indemnify and hold harmless Raymond James and each of its directors, officers, agents, employees and controlling persons (within the meaning of the Securities Act of 1933, as amended) to the extent and as provided in Addendum A attached hereto and incorporated herein by reference. The provisions of this Section 7 and Addendum A shall survive any expiration or termination of this Agreement and shall be binding upon any successors or assigns of the Company.

8.	General Terms

a.	The Company agrees that Raymond James shall have the right to place advertisements at its own cost in financial and other newspapers and journals describing its services hereunder, provided that Raymond James will submit the form of such advertisements to the Company for its approval, which approval shall not be unreasonably withheld or delayed.
b.	This Agreement shall be governed by and construed in accordance with the laws of the State of Florida. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.
c.	The Company is a sophisticated business enterprise with competent internal financial advisors and legal counsel, and the Company has retained Raymond James for the limited purposes set forth in this Agreement. The parties acknowledge and agree (i) that Raymond James has been engaged solely as an advisor to the Company and (ii) that the Company’s engagement of Raymond James is as an independent contractor and that their respective rights and obligations as set forth herein are contractual in nature. Accordingly, the Company disclaims any intention to impose fiduciary or agency obligations on Raymond James by virtue of the engagement contemplated by this Agreement, and Raymond James shall not be deemed to have any fiduciary or agency duties or obligations to any Prospects, other business entities or the Company, or their respective officers, directors, shareholders, affiliates or creditors, as a result of this Agreement or the services to be provided pursuant hereto.
d.	This Agreement may be executed in one or more counterparts, each of which shall be an original but all of which shall together constitute one instrument. This Agreement may also be executed by signatures on facsimiles hereof.
e.	All claims arising out of the interpretation, application or enforcement of this Agreement, including, without limitation, any breach hereof, shall be settled by final and binding

Home Federal Savings and Loan Association

October 12, 2015

arbitration in St. Petersburg, Florida in accordance with the commercial rules then prevailing of the American Arbitration Association by a panel of three (3) arbitrators appointed by the American Arbitration Association. The decision of the arbitrators shall be binding on Raymond James and the Company and may be entered and enforced in any court of competent jurisdiction by either party. The arbitration shall be pursued and brought to conclusion as rapidly as is possible. Each of Raymond James and the Company waives all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) related to or arising out of the engagement of Raymond James pursuant to, or the performance by Raymond James of, the services contemplated by this Agreement.

f.	This Agreement and Addendum A, constitute the entire agreement and understanding between Raymond James and the Company regarding the subject matter hereof and supersede any and all prior, contrary agreements and understandings, whether oral or written, relating to the subject matter hereof. This Agreement cannot be modified or changed nor can any of its provisions be waived, except by a writing signed by all parties. Neither the Company nor Raymond James will be obligated to proceed with the Offering unless and until an underwriting agreement or placement agency agreement, as applicable, between the Company and the related underwriters (including Raymond James) is executed (the “Offering Agreement”). The Company shall be a party to the Offering Agreement and shall, among other things, make customary representations and warranties, and provide customary indemnities, therein. The execution of the Offering Agreement is subject to, among other things, the Company and Raymond James being satisfied with the form and substance of the Prospectus Supplement, with all terms and conditions of the Offering Agreement and with market conditions. Raymond James must complete its due diligence process and be satisfied with the results of its due diligence examinations of the Company before proceeding with the Offering. The approval of Raymond James’s internal committee is also required. The approval of Raymond James’s internal committee, however, shall not constitute a commitment to proceed with the Offering.

g.	The services provided by Raymond James hereunder are solely for the benefit of the Company and are not intended to confer any rights upon any persons or entities not a party hereto (including, without limitation, security holders, employees or creditors of the Company) as against Raymond James or its affiliates or their respective directors, officers, agents and employees.

Home Federal Savings and Loan Association

October 12, 2015

h.	In connection with this Agreement, the term “Confidential Information” shall mean all information furnished to Raymond James which the Company identifies and maintains as confidential information and trade secrets of the Company, and which is not otherwise publicly disclosed, previously known or independently disclosed by third parties. Raymond James agrees that during the term of this Agreement, unless the Company has consented, or unless ordered to do so by a court or agency, Raymond James will not reveal or disclose any such Confidential Information to any third party, except for its agents, advisors, officers, directors, partners, employees and representatives who have a need to utilize such Confidential Information during the term of this Agreement.
i.	The Company may not publish, refer to, describe or characterize Raymond James’s engagement hereunder, or the advice provided to the Company by Raymond James, without the prior written approval of Raymond James in each instance.

If this Agreement conforms to your understanding of the terms of our engagement, please sign and return to us the enclosed duplicate hereof.

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.

/s/ Robert J. Toma
Robert J. Toma
Managing Director, Investment Banking

AGREED AND ACCEPTED:

HOME FEDERAL SAVINGS AND LOAN ASSOCIATION

/s/ Ron Shambaugh
Ron Shambaugh
President & CEO

Attachment

ADDENDUM A

Pursuant to the foregoing letter dated October 12, 2015 (the “Agreement”), Home Federal Savings and Loan Association (the “Bank”) and the newly formed stock holding company (“HoldCo” and together with the Bank, the “Company”) agrees to indemnify and hold harmless Raymond James & Associates, Inc. and Raymond James Financial, Inc. (collectively, “Raymond James”), together with their respective officers, directors, shareholders, employees and agents, and each person, if any, who controls Raymond James and any of its affiliates within the meaning of the Securities Act of 1933 or the Securities Exchange Act of 1934 (all of the foregoing are referred to collectively as “Indemnified Parties” and individually as an “Indemnified Party”), from any and all losses, suits, actions, judgments, penalties, fines, costs, damages, liabilities or claims of any kind or nature, whether joint or several, (including, without limitation, any legal or any other expenses as they are incurred by an Indemnified Party in connection with the preparation for or defense of any action, claim or proceeding, whether or not resulting in any liability) (all of the foregoing being collectively defined as the “Indemnified Claims”) to which such Indemnified Party may become subject or liable or which may be incurred by or assessed against any Indemnified Party under any statute, common law, contract or otherwise, relating to or arising out of any of: (a) any actions or omissions of the Company or anyone acting on the Company’s behalf, including its employees, officers, advisors, directors and agents; (b) the Agreement or the services to be performed pursuant to the Agreement; (c) any securities, tax, corporate, or other filings of the Company; or (d) any transactions referred to in the Agreement or any transactions arising out of the transactions contemplated by the Agreement; provided, however, that the Company shall not be liable to an Indemnified Party in any such case solely to the extent that any such Indemnified Claim is found, in a final, unappealable judgment by a court of competent jurisdiction, to have resulted solely and exclusively and as a direct and proximate cause from said Indemnified Party’s willful misconduct or gross negligence in the performance of their duties on behalf of Raymond James. Promptly after receipt by an Indemnified Party of notice of the occurrence of an Indemnified Claim, or any claim or the commencement of any action or proceeding in respect of which indemnity may be sought against the Company, such Indemnified Party will notify the Company in writing of the commencement thereof or of such Indemnified Claim, and the Company shall immediately assume the full defense thereof (including the employment of counsel satisfactory to the Indemnified Party and the payment of the fees and expenses of such counsel). Notwithstanding the preceding sentence, the Indemnified Party will be entitled to employ its own counsel in such circumstance if the Indemnified Party is advised in a written opinion of counsel that a conflict of interest exists which makes representation by counsel chosen by the Company not advisable. In such event, the reasonable fees and disbursements of such separate counsel will be paid by the Company.

If for any reason (other than as specifically provided herein) the foregoing indemnity for an Indemnified Claim is unavailable to an Indemnified Party or insufficient to fully hold any Indemnified Party harmless, then the Company shall contribute to the amount paid or payable by such Indemnified Party as a result of such Indemnified Claim in such proportion as is appropriate to reflect the relative benefits received by and fault of the Company on the one hand, and the relative benefits received by and fault of the Indemnified Party on the other hand, as well as any relevant equitable considerations. Notwithstanding any provisions herein to the contrary, the aggregate contribution of all of the Indemnified Parties for all Indemnified Claims shall not exceed the amount of fees actually received by Raymond James pursuant to the Agreement. It is hereby further agreed that the relative fault of the Company on the one hand and an Indemnified Party on the other hand with respect to the transactions shall be determined by reference to, among other things, whether any untrue or alleged untrue statement of a material fact or incorrect opinion or conclusion or the omission or alleged omission to state a material fact related to information supplied by the Company on the one hand or by the Indemnified Party on the other hand, as well as the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement, opinion, conclusion or omission. No Indemnified Party shall have any liability to the Company or any other person in connection with the services rendered pursuant to this Agreement except for any liability for losses, claims, damages or liabilities finally judicially determined to have resulted solely and exclusively from actions taken or omitted to be taken as a direct result of such Indemnified Party’s gross negligence or willful misconduct. The indemnity, contribution and expense reimbursement agreements and obligations set forth herein shall be in addition to any other rights, remedies or indemnification which any Indemnified Party may have or be entitled to at common law or otherwise, and shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any Indemnified Party. In addition, the Company shall offer such indemnification and expense advance and reimbursement as it may be permitted to offer or extend pursuant to its Bylaws, Charter, Articles of Incorporation, or insurance. The Company further agrees that the indemnification and expense advance and reimbursement obligations set forth herein, shall apply whether or not Raymond James or any other Indemnified Party is a formal party in any such Indemnified Claim. The Company will not be permitted to settle any Indemnified Claim without the prior consent of Raymond James or any Indemnified Party involved therein if any admission of wrong doing, negligence or improper activity of any kind of Raymond James or such Indemnified Party is a part of such settlement. The Company shall not, without the prior written consent of an Indemnified Party, effect any settlement of any pending or threatened action, suit or proceeding in respect of which an Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such action, suit or proceeding.

222 South Riverside Plaza – 7th Floor // Chicago, IL 60606

T 312.612.7785 // raymondjames.com

Raymond James & Associates, Inc., member New York Stock Exchange/SIPC